FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File # 0-16353

High 5 Ventures Inc.

Suite 300, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No…X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

▪ EXHIBITS

Exhibit       99.1       Material Change Report dated June 27, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

High 5 Ventures Inc.

By: “Bedo H. Kalpakian"
(Signature)
President & Director

Date: June 30, 2014